SECURITIES AND EXCHANGE COMMISSION
                Washington,D.C.  20549

                       SCHEDULE 13G
        Information to Be Included in Statements Filed
        Pursuant to Rules 13d-1 (b) (c) , and (d) and amendments thereto filed pursuant to Rule 13d-
        2(b) (Amendment No. )*

                       Mattel, Inc.
          _______________________________________
                      NAME OF ISSUER:
         $0.4125 Depositary Shares, each representing one-
          twenty-fifth of a share of Series C Mandatorily
          Convertible Redeemable Preferred Stock
         _______________________________________
              TITLE OF CLASS OF SECURITIES

                        577081706
        _______________________________________
                      CUSIP NUMBER

                       May 14, 1998
        _______________________________________________
        Date of Event Which Requires Filing this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1c

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))
                     Page 1 of 6 Pages

CUSIP No. 577081706                  Page 2 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Corporation and its wholly-owned
     subsidiary BT Holdings (New York), Inc. 13-
     6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]
3.SEC USE ONLY
4.CITIZENSHIP OR PLACE OF ORGANIZATION
Bankers Trust Corporation and BT Holdings (New York),
Inc. are New York Corporations.
 NUMBER OF     5. SOLE VOTING POWER
  SHARES       Bankers Trust Corporation    700,000 shares
               BT Holdings (New York), Inc. 500,000 shares
                                          1,200,000

BENEFICIALLY   6. SHARED VOTING POWER
   OWNED BY    Bankers Trust Corporation          0 shares
               BT Holdings (New York), Inc.       0 shares
                                                  0

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING      Bankers Trust Corporation    700,000 shares
               BT Holdings(New York), Inc.  500,000 shares
                                          1,200,000
PERSON        8. SHARED DISPOSITIVE POWER
  WITH         Bankers Trust Corporation          0 shares
               BT Holdings (New York),Inc.        0 shares
                                                  0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Bankers Trust Corporation    700,000 shares
               BT Holdings (New York),Inc.  500,000 shares
                                          1,200,000


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [ ]

CUSIP No. 577081706                    Page 3 of 6 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               Bankers Trust Corporation   3.62%
               BT Holdings (New York),Inc. 2.59%
                                           6.21%

12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     BT Holdings (New York),Inc. - CO

Item 1(a)    NAME OF ISSUER:

               Mattel, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


             333 Continental Boulevard
             El Segundo, California 90245


Item 2(a)    NAME OF PERSON FILING:
             Bankers Trust Corporation and its wholly-owned subsidiary BT Holdings (New York), Inc.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:


             130 Liberty Street
             New York, New York  10006


Item 2(c)    CITIZENSHIP:

               Bankers Trust Corporation and BT Holdings
               (New York), Inc. are New York
               Corporations.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

               $0.4125 Depositary Shares, each
               representing one-twenty-fifth of a share of Series C Mandatorily Convertible
               Redeemable Preferred Stock of Mattel, Inc.


Item 2(e)    CUSIP NUMBER:

             577081706

CUSIP No. 577081706                     Page 4 of 6 Pages

Item 3       THE PERSON FILING IS A:

              For Bankers Trust Corporation

      (g)    [X] Parent Holding Company, in accordance with
             Section 240.13d-1(b)(ii)(G)



Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:


               Bankers Trust Corporation    700,000 shares
               BT Holdings (New York), Inc. 500,000 shares
                                          1,200,000
     (b)  PERCENT OF CLASS:

               Bankers Trust Corporation   3.62%
               BT Holdings (New York),Inc. 2.59%
                                           6.21%


  (c)  Number of shares as to which the following have:


     (i)  sole power to vote or to direct the vote -
               Bankers Trust Corporation    700,000 shares
               BT Holdings (New York), Inc. 500,000 shares
                                          1,200,000

     (ii)  shared power to vote or to direct the vote -
               Bankers Trust Corporation          0 shares
               BT Holdings (New York), Inc.       0 shares
                                                  0


      (iii) sole power to dispose or to direct the disposition of -
               Bankers Trust Corporation    700,000 shares
               BT Holdings (New York), Inc. 500,000 shares
                                          1,200,000


CUSIP No. 577081706                    Page 5 of 6 Pages

     (iv)  shared power to dispose or to direct the disposition of -
               Bankers Trust Corporation          0 shares
               BT Holdings (New York), Inc.       0 shares
                                                  0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

               Not Applicable

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY
              BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

             See Item 3 above and Exhibit to Item 7.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not Applicable

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable




CUSIP No. 577081706                    Page 6 of 6 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE:
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of May 20, 1998

Signature:  Bankers Trust Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary
Signature:  BT Holdings (New York), Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary














                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust Corporation to BT Holdings (New York), Inc. is shown below:

                Bankers Trust Corporation
                            |
                           100%
                            |
                BT Holdings (New York), Inc.